UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-10762

CUSIP NUMBER 41754V103

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Harvest Natural Resources, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

1177 Enclave Parkway, Suite 300

Address of Principal Executive Office (Street and Number)

Houston, Texas 77077

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In connection with the preparation of the interim financial statements of Harvest Natural Resources, Inc. (“we”, “our” or the “Company”) for the quarter ended March 31, 2015, and following discussions with our audit committee, our board of directors and our auditors, management concluded that the Company is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015 (the “Form 10-Q”) within the prescribed time period (on or before May 11, 2015) without unreasonable effort or expense. The Form 10-Q could not be filed within the prescribed time period because the Company needs additional time to provide sufficient information necessary for our auditors to complete their review of the interim financial statements to be included in the Form 10-Q. Management and the audit committee of our board of directors believe that we will be able to provide the necessary information in order to file the Form 10-Q within the extension period, on or before May 18, 2015.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Stephen C. Haynes	281	899-5700
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate that our results of operations for the quarterly period ended March 31, 2015 will reflect a net loss attributable to the Company of approximately $5.6 million, compared to a net loss attributable to the Company of $8.0 million for the quarterly period ended March 31, 2014.

Forward-Looking Statements

The Company cautions that any forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) contained in this Form 12b-25, including the anticipated results of operations attributable to the Company for the quarterly period ended March 31, 2015 and the timing of the filing of the Form 10-Q, involve risks and uncertainties and are subject to change based on various important factors. Actual results or outcomes may differ materially from those expressed in any forward-looking statements as a result of risks and uncertainties, including, without limitation, the risks detailed in the Company’s filings with the SEC. In addition, any forward-looking statement speaks only as of the date on which it is made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except as required by law.

Harvest Natural Resources, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 11, 2015	By:	/s/ Stephen C. Haynes
Stephen C. Haynes
Vice President – Finance,
Chief Financial Officer and Treasurer